LATHROP
& GAGE L.C.

JACK MERRITTS (720) 931-3217 EMAIL: JMERRITTS@LATHROPGAGE.COM WWW.LATHROPGAGE.COM	REPUBLIC PLAZA 370 17TH STREET, SUITE 4650 DENVER, COLORADO 80202-5607 (720) 931-3200, FAX (720) 931-3201

September 8, 2006

Karl Hiller, Branch Chief
Tracie Towner
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re:       Unioil
            Form 10-KSB for Fiscal Year Ended December 31, 2005
            Filed May 15, 2006
            Form 10-QSB for the Quarter Ended June 30, 2006
            Filed August 18, 2006
            Response Letter Dated July 31, 2006
            File No. 0-10089

Dear Mr. Hiller and Ms. Towner:

            We are in receipt of your letter dated August 24, 2006 in which you offer comments on the above referenced reports and correspondence.  Your letter requests that Unioil (the “Company”) respond to your comments within ten (10) business days (i.e., on or before September 8, 2006) or advise you when a response will be provided.  We believe that we may be able to respond to all of the comments in your letter by September 8, 2006, but because of the Labor Day holiday and conflicting travel and work schedules of the legal and accounting professionals who must assist Unioil in those responses, Unioil believes it is more likely that we will be able to respond fully to your letter by Friday, September 15, 2006.

            At this time, we are able to respond to most of the comments in your letter of August 24, 2006 as follows with references to the subtitles and paragraph numbers as they appear in your letter:

Form 10-KSB/A1 for the Fiscal Year Ended December 31, 2005

General

1.         Our letter to you dated July 31, 2006 was filed on EDGAR on August 31, 2006.  We assume your comment refers only to the two page cover letter of that date and not to the draft of the Amendment to the Form 10-KSB for the year ended December 31, 2005 or the draft of the Amendment to the Form 10-QSB for the period ended March 31, 2006 attached to that letter.

Karl Hiller, Branch Chief
September 8, 2006

Explanatory Note

2.         In response to this comment, the Company proposes to amend its Explanatory Note in Amendment No. 1 to the Annual Report of Unioil on Form 10-KSB for the fiscal year ended December 31, 2005 by revising the paragraph in that Explanatory Note to read in its entirety as follows:

EXPLANATORY NOTE

Unioil is filing this Amendment No. 1 to its Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 to revise relevant parts of that Report to comply with generally accepted accounting principles and with its filing obligations under the Securities Exchange Act of 1934.  Specifically, amendments have been made: (a) to Item 8A (“Controls and Procedures”); (b) to NOTE 2 (“Correction of Errors”) to the Financial Statements; (c) to NOTE 1 (“Summary of Significant Accounting Policies”) to the Financial Statements; and (d) to the “Supplemental Information – Oil and Gas Producing Activities” attached to the Financial Statements.

Controls and Procedures, page 17

3.         The Company has hired the firm of Comiskey & Company, a Professional Corporation, certified public accountants and consultants in Denver, Colorado, to assist the Company in the remediation of material weaknesses in its internal controls over financial reporting.  The Company proposes to amend the last sentence of the last paragraph of Item 8A to identify Comiskey & Company as the “professionals” referred to in that sentence.

Financial Statements

Note 2 – Correction of Errors, page 7

4.         The Company’s auditors are in the process of revising their opinion to include an explanatory paragraph in their report indicating that the 2004 Financial Statements have been restated.  The auditors also anticipate at this time that revising their opinion in this regard will require amending certain notes to the Company's financial statements.  A copy of the Auditors’ Opinion as so amended and any amended notes to the Company's financial statements will be filed as soon as practicable but no later than September 15, 2006.

Karl Hiller, Branch Chief
September 8, 2006

Form 10-QSB/A1 for the Quarterly Period Ended March 31, 2006

5.         The Company will amend the Explanatory Note in Amendment No. 1 to their Quarterly Reports on Form 10-QSB for the period ended March 31, 2006 to read in full as follows:

EXPLANATORY NOTE

Unioil is filing this Amendment No. 1 to the Quarterly Report on a Form 10-QSB for the quarter ending March 31, 2006 to revise Item 3 of Part I (“Controls and Procedures”) of the Form 10-QSB to comply with generally accepted accounting principles and with the Company’s filing obligations under the Securities Exchange Act of 1934.

The Company also proposes to amend the last sentence of the last full paragraph under Item 3 (“Controls and Procedures”) to identify the “consultant” referenced in that sentence as Comiskey & Company, a Professional Corporation, of Denver, Colorado.

Form 10-QSB for the Quarter Period Ended June 30, 2006

Financial Statements

Note 9-Litigation Settlement Recovery

6.         The Company's shares were returned in satisfaction of a debt which had previously been written off to operations due to uncertainty of collection.

            The fair value of the shares received were treated as a reduction of the loan loss reserve, which had previously been written off to zero.  Consequently the amount was shown as bad debt recovery income.

            The acquisition of the Company's shares was not an arm's length negotiated transaction, it was the court-enforced transfer of shares in satisfaction of a previous judgment against the debtor.  For this reason, the transaction is less similar to the purchase of treasury stock than it is to recovery of collateral in a loan-loss situation.

Karl Hiller, Branch Chief
September 8, 2006

            In a treasury stock transaction, there is a presumption that a negotiation has occurred to establish the purchase price of the treasury stock.  Furthermore, there is generally presumed to be a business purpose for the Company wishing to acquire its own stock, such as possible future issuance under a plan, for recapitalization in anticipation of an equity restructuring, or similar circumstances.

            In a debt recovery transaction, the recovery of collateral is not a negotiated transaction.  The recovery of assets may be contractual, or it may be part of a court order.  In this case, the debtor was ordered to return shares in partial satisfaction of his debt to the Company, as it was determined that this was his major asset.

            Furthermore, the fair value of the Company's shares recovered has reduced the remaining amount to be recovered from the judgment.  Because it is unlikely that future recoveries will be made from the debtor, the Company considers it appropriate to inform the shareholders that they have received at least a partial recovery of amounts previously charged off.

            There was no business purpose for recovering the shares other than the partial satisfaction of the judgment.

            Please contact me with any questions or further comments that you may have.

                                                                                                Very truly yours,

                                                                                                LATHROP & GAGE L.C.

                                                                                                By:  /s/ Jack M. Merritts

                                                                                                        Jack M. Merritts

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cc:        Charles E. Ayers, Jr.